Exhibit 99.1

MOL Global, Inc. Announces Management Changes

KUALA LUMPUR, Malaysia, Mar. 29, 2016 -- MOL Global, Inc. (Nasdaq:MOLG) ("MOL" or the "Company"), a leading e-payment enabler for online goods and services in emerging and developed markets, today announced that Ganesh Kumar Bangah has tendered his resignation as Executive Chairman and Director of the Company due to personal reasons.

The Management and the Board would like to thank Ganesh Kumar Bangah for his service to the Company and wish him well.

Investor Relations Contact:

         MOL Global, Inc.

         Charles Tan

         Email: IR@mol.com

MOL Global, Inc.